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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              CARDIAC SCIENCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    141410209
                            -----------------------
                                 (CUSIP Number)

                               Ernst Muller-Mohl
                               Weinplatz 10
                               8001 Zurich, Switzerland
                               Tel # 41-1-212-0424

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  JULY 10, 1999
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check the following space____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


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CUSIP
No.  141410209                        13D
--------- ----------------------------------------------------------------------
 1        Name of Reporting Person
          I.R.S. Identification No. of Above Person
                                         Ernst Muller-Mohl

--------- ----------------------------------------------------------------------
 2        Check the Appropriate Box if a Member of a Group*             (a) / /

                                                                        (b) / /
--------- ----------------------------------------------------------------------
 3        SEC Use Only

--------- ----------------------------------------------------------------------
 4        Source of Funds*          PF

--------- ----------------------------------------------------------------------
 5        Check Box if Disclosure of Legal Proceedings is Required           / /

--------- ----------------------------------------------------------------------
 6        Citizenship or Place of Organization
                                   Switzerland
-------------------- ----- -----------------------------------------------------
                     7     Sole Voting Power
                                 2,552,500 shares                          25.7%
    Number of
     Shares
  Beneficially
    Owned By
      Each
    Reporting
     Person
      With
                     ----- -----------------------------------------------------
                     8     Shared Voting Power
                                 0 shares                                     0%
                     ----- -----------------------------------------------------
                     9     Sole Dispositive Power
                                 2,552,500 shares                          25.7%
                     ----- -----------------------------------------------------
                     10    Shared Dispositive Power
                                 0 shares                                     0%
--------- ----------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned By Each Reporting Person
                                     2,552,500 shares

--------- ----------------------------------------------------------------------
12        Check Box if the Aggregate Amount in Row (11) excludes Certain     / /
          Shares*


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--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
                                                                           25.7%

--------- ----------------------------------------------------------------------
14        Type of Reporting Person*
                                       IN

--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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         This Amendment No. 2 (this "Amendment") to the Schedule 13D, dated
December 27, 1998 (the "Schedule"), pertains to the reporting person's ownership of certain securities of Cardiac Science, Inc. (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed to them in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person. It refers only to information which has materially changed since the filing of Amendment No. 1 to the Schedule.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

                  (a)      Aggregate number of shares beneficially owned:
                           2,552,500 shares Percentage: 25.7% (1)

                  (b) Mr. Muller-Mohl has sole power to vote or to direct the vote and to dispose or direct the disposition of 2,552,500 shares of Common Stock.

                  (c) The following is a description of all transactions in Common Stock by the persons identified in Item 2 effected since the filing of Amendment No. 1 to the Schedule.


                                       Purchase or       Number of Shares          Purchase or
Name of Shareholder                    Sale Date         Purchased or (Sold)       Sale Price
-------------------                    -----------       -------------------       -----------
Ernst Muller-Mohl                      7/6/99                 10,000                $4.1869
                                       7/8/99                 5,000                 $4.2775
                                       7/10/99                140,000               $2.75
                                       7/12/99                2,500                 $4.415
                                       7/20/99                2,500                 $4.74
                                       7/22/99                2,500                 $4.54
                                       7/27/99                2,500                 $4.6814
                                       7/27/99                2,500                 $4.64
                                       7/28/99                11,000                $4.959
                                       7/29/99                2,000                 $5.185
                                       7/30/99                2,000                 $5.3525
                                       7/30/99                25,700                $5.1405
                                       8/4/99                 10,000                $4.9775
                                       8/6/99                 3,000                 $5.04
                                       8/11/99                5,000                 $4.8962
                                       8/12/99                4,000                 $4.6884
                                       8/13/99                3,000                 $4.7275
                                       8/20/99                6,800                 $4.6682
                                       8/27/99                125,000               $2.20
                                       8/27/99                437,500               $2.50


                  Mr. Muller-Mohl purchased all of the shares on the OTC/Bulletin Board through a broker, except that the 140,000 shares acquired on July 10, 1999 were

-------------------------------
   (1) Based on 9,939,732 shares of Common Stock outstanding.


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purchased in a private transaction, and the 562,500 shares acquired on August
27, 1999 were purchased from the Issuer pursuant to the exercise of warrants held by Mr. Muller-Mohl.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships
                  With Respect to Securities of the Issuer.
                  ---------------------------------------------

                  Not applicable.


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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.

Date: September 14, 1999
                                                   /s/ Ernst Muller-Mohl
                                             -----------------------------------
                                                       Ernst Muller-Mohl








           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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